Filed by AIR Holdings Ltd.
pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: May 6, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco” or "AIR Global"), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

The following is a transcript of an interview with Stuart Brazier, Chief Executive Officer of AIR, published on May 6, 2026 on Apple Podcasts.

Nick Clayton (00:03):

Hello and welcome to another SPAC Insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. SPACs often bring companies from emerging technology sectors into the public markets, but sometimes it is their role to list companies that have already established themselves, albeit in something of a niche. I'm Nick Clayton, and this week I speak with Stuart Brazier, CEO of Advanced Inhalation Rituals or AIR, to discuss his company's $1.7 billion combination with Cantor Equity Partners III. He explains how Air's profitable position in the high margin hookah shisha market gave it options on how to come public and why it chose the SPAC route for that journey. How is this lifestyle brand growing and where? And what additional revenue streams are still to be had from its 600-year-old core product? Take a listen. So Stuart, there may be some pockets of our North American audience that may not be too familiar with hookah. So just to put it into context, how big is it as a global lifestyle activity?

Stuart Brazier (01:13):

It's very, very popular, Nicholas. And it's something that's becoming more popular. If you look at the total category, it's actually growing. It's growing for a number of reasons. Demographics in the Middle East, in Africa and Asia, and in the Western markets of Europe and the US, it's becoming more of a lifestyle phenomena. It's not something that just the Arab communities do now. You can be Caucasian, Black, African American, Hispanic. Everybody has their own interpretation of it. And that's because it's an occasional social thing to do. It's moments spent with friends, time away from the computer screens, times to sit down, chat, akin to having a cup of coffee, or I'm from the UK or going to the pub and having a pint. This is very much like doing that and people adopt it, they enjoy it, and it's social. And for people listening who don't exactly understand what I'm talking about, so I'm the CEO of Advanced Inhalation Rituals, and we are the largest player in the flavor shisha molasses category.

What is flavored shisha molasses? It's actually the product that you put in the US in a hookah pipe. So it's a mix of tobacco. It's about 15% tobacco. It has glycerin, it had flavor, it has fructose. And you put this into the top of the hookah pipe and you cover it with aluminum foil or a heat management device. And above it, you put charcoals, lit charcoals, and then you inhale and you draw the heat of the charcoal across the molasses and it vaporizes. So it's not a product that combusts, it's a product that you're heating and you're heating it at about 200 degrees. It vaporizes, goes through the water, you inhale it, lots of flavor, lots of cloud.

Nick Clayton (03:15):

Yeah. And the way you described it as well, being similar to going to the coffee shop or the pub. And I feel like that's where if someone who's not already familiar with hookah, they've seen hookah bars maybe on the street that they've driven past here in North America. But I think one of the interesting things about hookah is the way in which it's moved past the, say the bar segment and into home and personal use and the different categories that sort of opened up for you as a company. How have you been exploring those other channels?

Stuart Brazier (03:43):

So Shisha is enjoyed at home, as you say, or in lounges. Actually, when you look at the volume split, about two thirds is enjoyed at home, one third in the lounges, and it's actually very market dependent. So I'm talking to you today from Dubai in the United Arab Emirates, and this is a place that has lots and lots of hookah lounges and cafes. And in this country, about 70% of the volume is consumed in these lounges. Whereas if you go to somewhere like Saudi Arabia where there's a less developed, what we call HORECA or lounge seam, in that market, you'll have 90% of consumption actually occurring at home, right? The consumers in the category, you get the regular consumers. And these are people who on average have two shisha or hookah pipes a week because it is occasional, it is social. And then you have people who are much more occasional and a far larger number of those, people who might go once a month or what might go every two months when they're getting together with their friends and they say, "Come on this, let's go and have a shisha." But underlying all of this is we ... So we have a split of these, what we'll call regular consumers.

Stuart Brazier (05:01):

And around the world, we estimate there's 14 million of our regular consumers who enjoy our largest brand, which is Al Faker. And then there's many, many multiples of that who are occasional consumers of the product. But you were talking about new categories, and because we've got this consumer base and because these new nicotine adjacencies are emerging, obviously some of our consumers are willing to trial these new products that are coming into these adjacencies, such as nicotine pouches, such as vapes, pod-based vape systems. And because we have a heritage in flavor, because we are known for our product quality and our consistency, and because within our organization, we have the innovative capability, we're able to stretch that brand across into these new adjacencies and give existing consumers the opportunity to enjoy nicotine pouches or vapes and know that that's within the house of Al Fakher or AIR.

Nick Clayton (06:08):

Yeah. And I found it very interesting. Some of the other unique brand collaborations you've been able to do specifically for the sort of western markets, whereas you noted the consumption is growing faster. What have been some of those hitting approaches you've had and while trying to speed up your entry into these markets?

Stuart Brazier (06:23):

So if I take the US market, so in the US, we enjoy a market share of between 60 to 65% with Al Fakher. But Al Fakher is a brand that is known for its single flavors. So our biggest selling SKU or flavor is to apple. And if you go to any lounge, cafe around the world, you are highly likely to be offered Al Fakher to apple if you're new to the category. Think of it as being the sort of the Coca-Cola of our category. It's single flavors. So we also have mint, which is very, very popular or gum with mint, grape, grape with mint, these, but they tend to be single flavors. But obviously every category evolves and changes. And what we've seen is that as new consumers have come into the category, actually not all of them are just looking for the traditional single flavor Al Fakher. They're looking for what we refer to as cocktail flavors.

So they have exotic names like Midnight Mist. They're not really descriptive of what the flavor is going to be. And these are made up of many, many different cocktail, many, many different flavors put together a mix to give some overall nice experience. And so what we've done is we've done these collaborations, as you say. And back in November last year, we launched a range of products in collaboration with Snoop Dogg. Now, Snoop's a guy who is very sociable, he spent his time out and about, and of course has seen the emergence of the hookah culture. It's something that he's come across. It's something that he understands, and it was something that he was very happy to join with us with and provide good quality cocktail flavors to some of these new consumers who maybe are not just going to go for the single flavors of Al Fakher.

So that's what we've done and it's been very successful. And people have liked the noise around Snoop becoming involved with us and they enjoy the offerings that we've been able to put together.

Nick Clayton (08:43):

Yeah. And it's interesting, as you're exploring some of these other channels with vape products and things like that, how does the margin compare to some of Al Fakher traditional Shisha products with some of these other sort of new adjacencies?

Stuart Brazier (08:56):

Yeah. So our core business, so our flavored Shisha molasses business is high margin. So we're talking close to 60%, and that's an average around the world. In the Western markets, in markets like the US, in Europe, it can be even higher than that, right? So that's a global average. And they are high because of our market position, because we are the global player in this category. Our competition tends to be regional or local. And we have significant shares in all the key markets, which gives us pricing leverage. So I've been with the business now seven and a half years. Every year that I've been here, we take price. We're able to pull that lever and offset any potential cost of goods increases and so forth and keep our margin moving forward. These new categories, they differ by category and by market. So if you are looking at pouches, nicotine pouches in the US, there's pretty reasonable margins in these.

If you're looking at vapes in some markets in Europe, the margins tend to be pretty tight because they're quite competitive and there's not a lot of product differentiation. So on average, I would say that the new categories actually have a, if you're looking at a gross margin level as a percentage, they will be lower than our core business. But I suppose the opportunity for us is that I talked about a regular user, user of Shisha having two a week, whereas a regular user of a nicotine pouch or a vape, a pod-based vape system, this is something that they would be using on a more frequent timeframe than they would Shisha. So we need to look past the margin and need to look into actually what's the gross profit that we can make or the company can generate from one user or one customer a year.

And that's the best way to look at it. So for us, we sell a lot of Shisha around the world. It's an occasional adult pastime, but each user of our product, when you compare it to say a user of cigarettes, the actual value of that customer is worth less than say a cigarette user was because a cigarette user's having 14, 15 cigarettes on average a day. So for us to move into these other categories, we don't need to get very big in these other categories to actually make quite a large difference to our P&L, if that makes sense, Nicholas.

Nick Clayton (11:41):

It does. Yeah. And I find it interesting also you're, in a sense, creating a bit of a category of its own as well, at least one that I haven't seen it before in terms of your charcoal-less hookah device. What were some of the drivers and going in that direction?

Stuart Brazier (11:55):

Yeah. So you're talking about OOKA, O-O-K-A.. It was many, many years in development. The gentleman behind it, interestingly enough, before he joined us was with a company called Dyson for 20 years. Paul, who's our chief product officer, was one of the engineers behind the Dyson hairdryer, which is very, very popular around the world, or the Dyson air purifier. So he's a guy who understands airflow and the challenges, the technical challenges and the engineering challenges of putting this device together. And he was able to do it. And a couple of years ago, we launched this product. So yeah, it's the world's first electronic Shisha device. You need to think of it as being similar to an espresso or a Kuric. And it works in the same way. You have a pod, in this instance, a pod of flavor sisha molasses, you load it into the machine and an oven heats it when you press the button and in five minutes, you are able to enjoy your Shisha session.

So it takes charcoal completely out of the equation. What were the drivers for us to do this? Well, question to you, Nicholas, have you ever tried putting a hookah pipe together?

Nick Clayton (13:17):

I have actually, yeah.

Stuart Brazier (13:19):

How did you get on? How did you get on it?

Nick Clayton (13:20):

Well, I got the hang of it eventually, but there is a learning curve to it for sure. And there is some finesse to where you place the charcoal, how you get everything set up there and keep everything tightly fit as well.

Stuart Brazier (13:34):

That's right. And the fact is it takes quite a bit of time. It's a little bit messy. You've got to heat your charcoal as well. You can drop it on the dog or the carpet or whatever, and there's a good chance you're not going to get it right either. I mean, a lot of people just go to a lounge and prepare to pay quite significant amounts of money for it to get somebody else to do it. So it is a category that has those use barriers, right? They're there. It's not like peeling a banana. Yeah, it's a lot more complex to get it right. So this Ooka device breaks through all of those barriers, makes it easier to use. But what I would say is this category is 600 years old and very different again from cigarettes. Cigarettes are a hundred years old. They sort of come and go, and at the moment they're sort of going.

Whereas Shisha has been around 600 years, it's very robust, people like to do it, but also getting people to change their habits takes time. So this is an evolutionary product that we've brought to market, both again for at home, but also for lounges. If you're a lounge or a cafe, you actually need to employ someone, a Shisha master, to actually put it together for you. Whereas with an OOKA device, you or I could do it, right? So we just load the pod and take it to the table and somebody enjoys it. So it's about raising awareness of this. It's about taking consumer feedback on it. What's the experience like? How does it compare with the original? Yeah, we're really, really excited about it, but we do see, in the long term, a great trajectory for this as habits change and as people begin to adopt this slightly easier way of enjoying this pastime.

Nick Clayton (15:22):

It also just seems like, I mean, you name checked, of course, Keurig and Espresso, and I saw those similarities as well when I was looking through your materials. And those also have been kind of trailblazers just in the way that they've been able to set up a different business model as well for this existing segment. Do you see the potential there as well for some change in consumer behaviors, getting a subscription model going, something like that when it comes to shisha and OOKA?

Stuart Brazier (15:48):

Yes. Yeah, certainly. And these are things that as a business we're learning, right? So the OOKA device itself, the business plan isn't to make money on selling the devices. Where you make the money is selling the pods, it's the razorblade model. And we make this available to consumers online. We're selling this product online, direct to consumer, or we actually go and visit the cafes, the HORECA, and not only are we able to offer core range of products like Al Fakher, but we can also say to them at the same time, maybe some consumers would prefer this, or it allows us to open up more lounges that previously didn't have a Shisha master and who are very willing to offer Shisha through OOKA. So it's another revenue stream for these businesses. They've got people who are there eating and drinking, but why not have the opportunity to upsell that consumer on a Shisha experience that's easy for them to provide?

Nick Clayton (16:51):

Yeah. And so as you're continuing this business that you've already have well established while also looking at these new products and adjacencies, how did you come around to the idea that now was the right time for the company to go public? And why ultimately did the SPAC route come out as being an attractive one?

Stuart Brazier (17:08):

Yeah. So we're a business that has been preparing to go public for some time. It's not something you wake up one morning and say, let's go for it. There's a lot that needs to be done. So if I go back for years, we got some consultants in and said, "Okay, guys, here's the plan. We want to go public. Can you do some gap analysis for us on what we need to do to prepare ourselves for that moment?" And they produced for us a roadmap of things that we need to do and we have studiously followed that and got to a point where we are ready. And then of course the question became, well, how do we become public? Which markets should we look at? What's the route for us? And during that process, we met the guys from Cantor. They liked our business. They have a great SPAC franchise and the stars aligned.

We saw the benefit of the predictability of a SPAC. And remember, SPACs have kind of changed since the 2020, 2021 time where there were a lot of SPACs and not so many companies, or there were a lot of SPACs who hadn't found the right company, shall we say, and that led given the time constraints, maybe people jumping on the wrong sort of businesses. So this was a very, very conscious decision. Obviously, Canta had lots of options as well, which companies they could combine with. The stars aligned. For us, it was predictable. We were able to agree evaluation upfront, which meant that we didn't have the predictability of getting to the actual IPO point and then maybe having to turn back from and then go again. So we saw value in the predictability, the timelines. We weren't looking to raise capital. This business is very profitable.

In 2025, the core business had revenues of $397 million that drove an adjusted EBITDA of $158 million. On a consolidated view, sales of $400 million. So consolidated, I mean, I'm adding in our new growth categories, so these new products that we are currently investing in. So consolidated $139 million adjusted EBITDA and a consolidated cash flow from operating activities of $116 million. So it's a very cash generative business. We weren't looking to raise capital. We weren't looking to raise a pipe. So it gave us that predictability to sort of just do the business combination, commit to that, and that's the route that we're on and we're getting really, really close now.

Nick Clayton (19:51):

You just highlighted a lot of ways in which this is a pretty unique SPAC deal as well. I mean, as you noted, especially in the 2020, 2021 time, a lot of the companies that were going public via SPACs were sort of new technology companies, many of which were pre-revenue, and there was a lot of excitement around that time. Then that's kind of snapped back and then we're now in a much more fruitful time once again. And yet nonetheless, AIR is a company that has steady revenues and profitability and doesn't necessarily need the cash element of a SPAC transaction. And as you mentioned, this transaction doesn't include a pipe, but doesn't actually need one. And on the other end, you have the Cantor Equity Partners SPAC series, which has been interesting and unique in the market in that they don't have some of the potentially dilutive instruments we see with most SPACs with warrants and rights.

And so it ends up being an interesting marriage between a high profile SPAC team that's not bringing some of the potential downside issues with a SPAC transaction, with also a target that is unlike a lot of the kind of companies that end up going this route. And I think it's interesting to see how the market has been looking at it differently. How have your conversations been as you've been going through this process, obviously not raising a pipe and nonetheless engaging with the market and moving this deal forward?

Stuart Brazier (21:09):

Yeah. So really it's raising the awareness of who we are because the category itself is relatively niche and it surprises people when they hear that our largest market by gross profit is the US, that we are focused on growing in the US, that we're focused on growing in Europe as well. The fact, as you say, that we are profitable, the fact that if you look back at our numbers since 2020, there's been a CAGR growth of that top line of 5%. It's a business that delivers year on year, and it's a business that has levers and capabilities that it can pull to continue to grow that core business, whether that's through price, whether that's through innovation, whether that's through channel shift. And by that I mean moving more of our sales online from offline, whether it's through bolt-on M&A, right? As I said, we are the global player in this category.

Some of those competitors are local competitors, and where we see the opportunity to take those local brands and plug them into our global infrastructure, then obviously that makes good sense for us to do it if we can pick them up at the right price. Last year, we bought a brand in Germany called Nameless. This is a very popular brand in Germany, and we believe we can take that initially to the rest of Europe and then globally. So explaining to people, look, this is the core. It's cash generative. These are the capabilities we have. This is the infrastructure we have. So that's what you're getting. And the optionality of this business now beginning to move into these adjacencies can over time really accelerate that top line growth. So that's what we've been talking to people about. That's what we've been educating people about. And timing wise, it's a great time for us to raise our profile and let people see what we can do.

Nick Clayton (23:21):

Yeah. And on that M&A note, I wanted to touch upon that, Stuart, you touched upon some of the ways you've been able to use it accretively for the company already, but could you get in a little bit more about your strategy there? I mean, it just seems like there's a lot of different directions that the company could go once, as you mentioned, has access to that public market capital. But given that you're already a market leader in several of your markets, just do you see that more of picking up peers, picking up potentially new products or adjacencies or using it as your jumpstart into a brand new market that maybe you don't have as large of a share in already?

Stuart Brazier (23:54):

Yeah. So with regard to M&A, I think there's two areas that we are active and we look for opportunities. The first is these bolt-on M&A, as I described. And these are not big numbers because these will be national companies. And these will be businesses that do not have the same infrastructure as us, not the same capabilities. These will tend to be entrepreneurs who've built their business over time, who are probably working twenty four seven, who've been successful in what they've done and are now looking for their baby to be taken away from them and to be made even bigger. So they kind of need us. And if we can agree a reasonable price with them and it works for both sides, then we're very happy to take that and build that into our portfolio.

These will not be products that are alike for like with Al Fakher, right? Al Fakher is so big. It is so iconic. It is so synonymous in this category. It has such a following that it's not ... We wouldn't be buying, say, a product that was trying to compete with Al Fakher. We would be looking to bring into our stable one of these cocktail flavors where we see new segments emerging. And we do that because actually in this category, it is really, really tough to introduce new flavors. It takes a long, long time, and it's a real moat for our business. If you imagine cafes and bars and lounges, they can only stock 10 to 15 flavors. They don't have all the hundreds of flavors that are out there. So if you are one of the big flavors, and we own three of the top five flavors globally, that means you are always going to be in the lounges, and it means that always your products are going to be used and trialed, and it means that you are embedded in that supply chain, and breaking into that supply chain is really, really tough.

So if we see a product in a local market that has broken into that supply chain, that is in the lounges, that is popular, then we know that there's a good chance that with our capabilities and with our direct route into the lounges, that with Al Fakher, we can then take that product and say, "Okay, you're going to buy some Al Fakher. We'll buy some of this. It's a new flavor and we can get into the right places." So that's one area that we look at M&A. And again, it has to be accretive, as you say, and it has to be accretive in the local market as well, right? So I'll say, I'll make it accretive in the local market, and then I've got the potential upside of taking it outside to other markets, because we've done the investment in building that infrastructure over time, so we should benefit from that.

And then the other area is innovation, IP, right? We are a company that is looking to bring new products to market like OOKA. And if we see some tech, something that we believe we can use and will help our growth story, then again, this is something that we will invest in. So these are the two areas where we focus our M&A effort.

Nick Clayton (27:16):

Great. And so as you're moving along with this, you mentioned how being a public company has been on the company's mind for really some time. I mean, if there is a single thing, what is the thing that you're most excited about getting this company to the public markets and being on the markets yourself?

Stuart Brazier (27:33):

Honestly, it's about being judged, I suppose. When you're a private company, you never really know where you are. Okay, you have shares in a private company, you don't know how much those shares are worth. You're not getting that instant feedback on what you're doing. So I suppose the excitement for us is we will be listed. We will have a share price. We will be able to communicate to the investment community what we're doing, and we will be judged on that. We'll get feedback very quickly. And of course, my plan as the CEO is to say, "Okay, we start here and I want to go there." And so I suppose there'd be that added excitement and urgency to get things done, to prove, to not let our shareholders down. If people believe in you, believe in your plans, believe that you can do it, you really don't want to let them down and you want to make sure that the whole business is energized around that.

And of course, it can be a wonderful, positive cycle of if you do the right thing and the share price responds and then everybody gets that feedback and everybody enjoys that feeling of progress. So that's what I'm excited about. This listing is, this is just a moment in time, right? It's just a moment in time. It gives us the platform. Now we've got the platform. Let's prove what we can do.

[End of transcript]

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading flavored shisha molasses brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, a highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology designed to reduce harmful compounds and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the anticipated timing and completion of the Proposed Business Combination; AIR Global’s proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties set forth in the F-4. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to regulatory approvals and other customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement filed by CAEP and the final prospectus filed by AIR Global, each dated April 22, 2026, the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR initially filed an F-4 registration statement with the SEC on April 22, 2026 (the “F-4”), which became effective on April 22, 2026 and contains a definitive proxy statement of CAEP and a final prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of the record date of April 17, 2026. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the F-4 and the final proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are contained in the F-4 as well as CAEP’s filings with the SEC, including CAEP’s prospectus filed on June 26, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, are set forth in the proxy statement/prospectus contained in the F-4. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Investor and Media Relations Contact:

ICR

AIRglobal@icrinc.com